Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On October 11, 2000, NiSource Inc. and Columbia Energy Group began distributing a letter to Columbia shareholders, announcing that the companies have scheduled November 1, 2000 as the Effective Time of the merger between NiSource and Columbia Energy Group. On that basis, the Election Deadline will be Monday, October 30, 2000, 5:00 p.m. New York City time. The text of the joint letter is set forth below.


                TEXT OF JOINT LETTER TO COLUMBIA SHAREHOLDERS
                              OCTOBER 11, 2000

   [NISOURCE LOGO]                                        [COLUMBIA LOGO]

   October 10, 2000

   Dear Columbia Shareholders:

        We are pleased to announce that we have now scheduled November 1, 2000 as the Effective Time of the merger between NiSource Inc. and Columbia Energy Group. ON THAT BASIS, THE ELECTION DEADLINE WILL BE MONDAY, OCTOBER 30, 2000, 5:00 P.M., NEW YORK CITY TIME. If the dates should have to change, we will announce the change in a press release, on our websites at www.nisource.com and www.columbiaenergygroup.com and in a filing with the SEC.

        If you wish to receive New NiSource stock in the merger, ChaseMellon Shareholder Services, L.L.C., the Exchange Agent, must receive your instructions prior to the Election Deadline. If you are a registered shareholder, you must send the Exchange Agent your properly completed Stock Election Form together with either (a) your Columbia stock certificate(s) or (b) a properly completed notice of guaranteed delivery. If you hold your shares in "street-name," an election must be made on your behalf by your bank or broker. You should have received information about the stock election from your bank or broker.

        As we have previously informed you, you may elect to receive New NiSource stock for all or a portion of your Columbia shares. If you do not make a stock election prior to the Election Deadline, you will receive cash and New NiSource SAILS for all of your Columbia shares. The number of Columbia shares converted into New NiSource shares will be prorated if Columbia shareholders elect stock for more than 30% of the total outstanding Columbia shares. Additionally, stock elections for at least 10% of Columbia's outstanding shares must be made; otherwise all Columbia shareholders will receive cash and SAILS. WE URGE YOU TO CONTACT YOUR FINANCIAL ADVISOR BEFORE DETERMINING WHETHER OR NOT TO MAKE A STOCK ELECTION, SINCE THE VALUE OF THE CONSIDERATION





   THAT YOU WILL RECEIVE MAY DIFFER SIGNIFICANTLY DEPENDING UPON YOUR INDIVIDUAL FINANCIAL SITUATION.

   -> If you elect New NiSource stock, you will receive for each share of Columbia, subject to proration, a number of shares of New NiSource common stock equal to $74.00 divided by the average closing price of NiSource common stock during the 30 consecutive trading days immediately preceding the second day prior to completion of the merger, but not more that 4.4848 shares. Since the Effective Time of the merger is expected to be November 1, 2000, the 30 day trading period would have begun on September 18. As of the date of this letter, 17 trading days have elapsed and the average trading price per share of NiSource has been $24.38. AS LONG AS THE 30-DAY AVERAGE CLOSING PRICE OF NISOURCE SHARES FROM SEPTEMBER 18 TO OCTOBER 30 EXCEEDS $16.50, COLUMBIA SHAREHOLDERS ELECTING STOCK WILL RECEIVE, SUBJECT TO PRORATION, NEW NISOURCE SHARES VALUED AT $74.00.

   -> Columbia shareholders who do not receive New NiSource stock will receive $70.00 cash and $2.60 stated amount of SAILS in exchange for each of their Columbia shares. Trading of SAILS has commenced in the over-the-counter market on a "when issue" basis. On October 10, the bid price of SAILS in that limited market was $2.09. ON THIS BASIS, THE VALUE ON OCTOBER 10 OF THE COMBINATION OF CASH AND SAILS WAS $72.09.

        Generally speaking, Columbia shareholders who receive only New NiSource shares will not recognize a taxable gain or loss except for cash received for fractional amounts. In most cases, an exchange for cash and SAILS will be treated as a taxable event, and Columbia shareholders who receive SAILS will also be required to include in gross income their allocable share of the original issue discount that accrues with respect to the debentures included in their SAILS, even though they will receive no cash payment. YOU ARE URGED TO CONTACT YOUR TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING EITHER STOCK OR CASH AND SAILS. You should also refer to the description of tax consequences beginning on page 87 of the Joint Proxy Statement/Prospectus sent to Columbia shareholders on April 27, 2000.

        If you have any questions regarding the stock election, or need additional copies of the stock election materials, please call
   Innisfree M&A Incorporated at 1-888-750-5833, or the Exchange Agent at 1-800-685-4258.

   NISOURCE INC.                                 COLUMBIA ENERGY GROUP





                                 * * * * * *

             This letter contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these stories.

             In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource Inc. and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.